FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: December 19, 2008

Exhibit 99.1

China Medical Technologies Reports Second Fiscal Quarter Financial Results

Beijing, China, December 18, 2008 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced its full unaudited financial results for the second fiscal quarter ended September 30, 2008 (“2Q FY2008”). The Company’s 2008 fiscal year ends on March 31, 2009 (“FY2008”).

2Q FY2008 Highlights

•	Revenues increased by 35.2% year-over-year to RMB290.5 million (US$42.8 million).

•	Net income increased by 52.1% year-over-year to RMB117.7 million (US$17.3 million).

•	Non-GAAP adjusted net income, as defined below, increased by 46.8% year-over-year to RMB154.3 million (US$22.7 million).

•	Diluted earnings per ADS* increased by 43.4% year-over-year to RMB4.13 (US$0.61).

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, increased by 38.1% year-over-year to RMB5.22 (US$0.77).

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased with the strong results in our second fiscal quarter,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “Our molecular diagnostic business, FISH, continues to drive the growth of the Company in generating recurring revenue and high gross margin. The recent acquisition of the HPV-DNA Biosensor Chip and SPR-based Analysis System expands our molecular diagnostic technology platforms and will create a new source of recurring revenues for us, beginning in the next financial year. After the sale of our HIFU business, we will become a pure advanced IVD player in China. As such, our resources will be invested solely in developing our advanced IVD businesses, especially molecular diagnostic businesses.”

2Q FY2008 Financial Results

The Company reported revenues of RMB290.5 million (US$42.8 million) for 2Q FY2008, representing a 35.2% increase from the corresponding period of FY2007.

The Company’s revenues are currently generated from three product lines, ECLIA diagnostic systems, FISH diagnostic systems and HIFU tumor therapy systems.

ECLIA system sales for 2Q FY2008 were RMB122.2 million (US$18.0 million), representing a 32.0% increase from the corresponding period of FY2007. The strong year-over-year growth in the ECLIA system sales was primarily due to the increasing utilization of the Company’s ECLIA analyzers by hospitals as well as the expanded installed base of the analyzers which resulted in increased sales of ECLIA reagent kits.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

FISH system sales for 2Q FY2008 were RMB71.8 million (US$10.6 million), representing a significant increase for the corresponding period of FY2007. The strong year-over-year growth in the FISH system sales was primarily due to a significant increase in sales of FISH probes to hospitals directly. As of September 30, 2008, more than 300 large hospitals in China were using the Company’s FISH probes.

HIFU tumor therapy system sales for 2Q FY2008 were RMB96.5 million (US$14.2 million), representing a 5.5% increase from the corresponding period of FY2007. The year-over-year growth in this sector was driven primarily by an increase in unit sales.

Gross margin increased to 73.2% for 2Q FY2008 from 61.5% for the corresponding period of FY2007. The increase in gross margin was primarily due to the change in revenue mix where a substantial portion of revenues was generated from recurring sales of higher margin ECLIA reagent kits and FISH probes.

Research and development expenses were RMB11.6 million (US$1.7 million) for 2Q FY2008, representing a 43.8% year-over-year increase. The increase was primarily due to the development of new ECLIA reagent kits and FISH probes and an increase in stock compensation expense arising from a restricted stock grant in June 2008.

Sales and marketing expenses were RMB18.2 million (US$2.7 million) for 2Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the expansion of the direct sales force for FISH system sales, increased product promotional activities as well as the cost of the ECLIA analyzers given free of charge to customers.

General and administrative expenses were RMB27.7 million (US$4.1 million) for 2Q FY2008, representing a 32.3% year-over-year increase. The increase was primarily due to the increased headcount associated with the expansion of the Company’s operations and an increase in stock compensation expense arising from a restricted stock grant in June 2008.

Interest income was RMB10.3 million (US$1.5 million) for 2Q FY2008, representing a 32.3% increase from the corresponding period of FY2007. The increase was primarily due to interest earned on the net proceeds from the US$276 million convertible notes issued in August 2008.

Interest expense of convertible notes was RMB18.4 million (US$2.7 million) for 2Q FY2008, representing an 85.6% increase from the corresponding period of FY2007. The increase was primarily due to the US$276 million convertible notes issued in August 2008. The existing two convertible notes bear interest at 3.5% and 4.0% per annum, respectively.

Interest expense of amortization of convertible notes issuance cost was RMB3.2 million (US$0.5 million) for 2Q FY2008, representing a 60.9% increase from the corresponding period of FY2007. The increase was primarily due to the convertible notes issuance cost in connection with the US$276 million convertible notes issued in August 2008.

Other interest expense was RMB1.1 million (US$0.2 million) for 2Q FY2008 primarily due to the present value discounting of long term other payable of US$10.0 million for the final payment of the FISH acquisition due in March 2009.

Income tax expense was RMB24.9 million (US$3.7 million) for 2Q FY2008. The effective tax rate for 2Q FY2008 was 17.5%.

The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including a 15% income tax rate to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated in December 2007, April 2008 and July

2008. The Company has submitted application for hi-tech enterprise qualification to the relevant government authorities. Before the approval for the qualification to be a hi-tech enterprise, the Company is required to pay income tax in accordance with the transitional income tax arrangement under which the income tax rate is 18% in 2008 and 20% in 2009. The Company believes that it meets the criteria of hi-tech enterprise under the New Law.

Net income was RMB117.7 million (US$17.3 million) for 2Q FY2008, representing a 52.1% increase from the corresponding period of FY2007.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB154.3 million (US$22.7 million) for 2Q FY2008, representing a 46.8% increase from the corresponding period of FY2007.

Stock compensation expense for 2Q FY2008 was RMB14.1 million (US$2.1 million), which was allocated to research and development expenses (RMB2.4 million) and general and administrative expenses (RMB11.7 million).

Amortization of acquired intangible assets for 2Q FY2008 was RMB22.5 million (US$3.3 million), which was allocated to cost of revenues.

As of September 30, 2008, the Company’s cash balance was RMB2,702.7 million (US$398.1 million).

As of September 30, 2008, the Company’s accounts receivable was RMB325.6 million (US$48.0 million), representing an increase of 7.8% from the balance as of June 30, 2008. The accounts receivable turnover days remained the same at 110 days.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.7899 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Tuesday, September 30, 2008.

Completion of the Acquisition of HPV-DNA Biosensor Chip and SPR-based Analysis System

The Company has recently completed the acquisition of human papillomavirus (“HPV”)-DNA Biosensor Chip and Surface Plasmon Resonance (“SPR”) based Analysis System (the “Acquisition”). The Company expects to generate the following potential benefits from the Acquisition:

•

HPV genotype identification is a large unmet market in China and the launch of the HPV Chip is expected to address the clinical needs for HPV testing in relation to the diagnosis of cervical cancer and sexually transmitted disorders;

•	HPV Chip is expected to generate high gross margin and recurring revenues for the Company;

•	The Company will bundle the HPV Chip with its FISH probes to create a molecular diagnostic product package for cervical cancer diagnosis and treatment guidance;

•	The Company believes that the Acquisition will strengthen its leading position in the molecular diagnostic market in China; and

•	The Company plans to utilize its direct sales force to expedite the sale of the HPV Chip and believes the launch of the HPV Chip will in turn expedite the expansion of its direct sales network.

Preliminary Purchase Price Allocation for the Acquisition

The Company prepared the preliminary purchase price allocation for the Acquisition. The Company allocated approximately US$307 million to intangible assets and estimates the related annual amortization of the intangible assets to be approximately US$16 million. The Company also allocated approximately US$37 million to in-process research and development. This amount will be charged to the income statement for the third fiscal quarter ending December 31, 2008 (“3Q FY2008”). The charge is a one-off expense item of the income statement for 3Q FY2008.

The Company will consider the valuation report to be submitted by the independent valuers before finalizing the purchase price allocation for the Acquisition.

Outlook for FY2008

Due to the sale of the HIFU business to be completed before the end of December 2008, the historical revenues and related costs and expenses of the HIFU business will be reclassified to discontinued operations. The revenues for FY2007 excluding revenue from the HIFU business for comparative purpose are RMB547.4 million (US$80.6 million). The Company estimates the annual revenues for FY2008 comprising ECLIA business and FISH business to be in the range of RMB825 million (US$121.5 million) and RMB838 million (US$123.4 million), representing a year-over-year growth of 50.7%—53.1%.

For the time being, the Company cannot estimate the non-GAAP adjusted net income and non-GAAP adjusted diluted earnings per ADS for FY2008 because of the sale of the HIFU business which is expected to close before the end of December 2008 and to record a gain. The Company will estimate the non-GAAP adjusted net income and non-GAAP adjusted diluted earnings per ADS for FY2008 after the closing of the sale of the HIFU business and expects to provide these estimates when the Company reports the financial results for the next quarter.

All estimates are based on the Company’s current views on the operating and marketing conditions which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense and amortization of acquired intangible assets. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on December 18, 2008 (or 9:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. toll free number 1-800-510-0178

•	International dial-in number 1-617-614-3450

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on December 19, 2008.

The dial-in details for the replay are as follows:

•	U.S. toll free number 1-888-286-8010

•	International dial-in number 1-617-801-6888

Passcode 58583488

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2008	June 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	682,679	780,948	2,702,722	398,050
Trade accounts receivable	289,751	302,073	325,596	47,953
Prepayments and other receivables	27,845	29,323	32,720	4,819
Inventories	27,834	33,968	37,555	5,531

Total current assets	1,028,109	1,146,312	3,098,593	456,353

Property, plant and equipment, net	164,499	161,494	157,182	23,150
Land use rights	7,430	7,382	7,334	1,080
Goodwill	8,654	8,654	8,654	1,275
Intangible assets, net	1,541,793	1,493,952	1,460,312	215,071
Prepayments and other receivables	154,264	150,900	149,378	22,000
Convertible notes issuance costs	27,055	24,640	77,399	11,399

Total assets	2,931,804	2,993,334	4,958,852	730,328

Liabilities
Current liabilities
Trade accounts payable	48,040	57,697	63,597	9,366
Accrued liabilities and other payables	238,580	225,059	268,748	39,581
Income taxes	69,499	74,013	81,579	12,015
Dividend payable	—	86,809	—	—

Total current liabilities	356,119	443,578	413,924	60,962

Convertible notes	1,051,800	1,028,865	2,892,497	426,000
Deferred income taxes	1,124	1,744	2,364	348

Total liabilities	1,409,043	1,474,187	3,308,785	487,310

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 274,066,661 issued and outstanding as of March 31, 2008 and June 30, 2008 and 321,066,661 issued and outstanding as of September 30, 2008	225,473	225,473	257,738	37,959
Additional paid-in capital	526,264	533,958	515,773	75,962
Accumulated other comprehensive loss	(48,046)	(52,809)	(53,701)	(7,909)
Retained earnings	819,070	812,525	930,257	137,006

Total shareholders’ equity	1,522,761	1,519,147	1,650,067	243,018

Total liabilities and shareholders’ equity	2,931,804	2,993,334	4,958,852	730,328

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

		For the Three Months Ended
		September 30, 2007	June 30, 2008	September 30, 2008
		RMB	RMB	RMB	US$
		(in thousands except for per ADS information)
	Revenues (1)	214,896	226,759	290,484	42,782
	Cost of revenues	(82,687)	(70,062)	(77,831)	(11,464)

	Gross profit	132,209	156,697	212,653	31,318
	Operating expenses:
	Research and development	(8,096)	(10,529)	(11,640)	(1,714)
	Sales and marketing	(6,618)	(12,749)	(18,187)	(2,679)
	General and administrative	(20,929)	(26,198)	(27,693)	(4,079)

	Total operating expenses	(35,643)	(49,476)	(57,520)	(8,472)

	Operating income	96,566	107,221	155,133	22,846
	Interest income	7,785	3,997	10,301	1,517
	Interest expense - convertible notes	(9,920)	(9,132)	(18,410)	(2,711)
	Interest expense - amortization of convertible notes issuance cost	(2,011)	(1,851)	(3,235)	(476)
	Interest expense - other	(1,180)	(1,145)	(1,145)	(169)

	Income before income tax	91,240	99,090	142,644	21,007
	Income tax expense	(13,855)	(18,826)	(24,912)	(3,669)

	Net income	77,385	80,264	117,732	17,338

Earnings per ADS	- basic	2.95	3.06	4.49	0.66

	- diluted (2)	2.88	2.91	4.13	0.61

	Weighted average number of ADS
	- basic	26,210,004	26,242,974	26,242,974	26,242,974

	- diluted (2)	30,989,602	31,310,788	33,727,877	33,727,877

Notes:

(1)	Revenues

- ECLIA	92,585	111,718	122,160	17,991
- FISH	30,801	50,334	71,807	10,576
- HIFU	91,510	64,707	96,517	14,215

	214,896	226,759	290,484	42,782

(2)	In computing diluted earnings per ADS for the three months ended September 30, 2008, June 30, 2008 and September 30, 2007, interest expense and amortization in connection with convertible notes were added back to net income before dividing net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended
	September 30, 2007	June 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	77,385	80,264	117,732	17,338
Adjustments:
Stock compensation expense	5,538	7,694	14,080	2,074
Amortization of acquired intangible assets	22,182	22,732	22,447	3,306

Non-GAAP adjusted net income	105,105	110,690	154,259	22,718

GAAP earnings per ADS
- basic	2.95	3.06	4.49	0.66

- diluted	2.88	2.91	4.13	0.61

Non-GAAP adjusted earnings per ADS
- basic	4.01	4.22	5.88	0.87

- diluted	3.78	3.89	5.22	0.77

Weighted average number of ADS
- basic	26,210,004	26,242,974	26,242,974	26,242,974

- diluted	30,989,602	31,310,788	33,727,877	33,727,877

Note:

(1)	In computing diluted GAAP and non-GAAP earnings per ADS for the three months ended September 30, 2008, June 30, 2008 and September 30, 2007, interest expense and amortization in connection with convertible notes were added back to GAAP and non-GAAP net income, respectively, before dividing the GAAP and non-GAAP net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.